June 17, 2010

Chris Harley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Macatawa Bank Corporation Item 4.01 Form 8-K Filed May 21, 2010 Item 4.01 Form 8-K/A Filed June 3, 2010 File No. 000-25927

                    Macatawa Bank Corporation (the "Company") acknowledges receipt of your comment letter dated June 10, 2010.

                    The Company, its legal counsel, and its former auditors have begun reviewing your inquiry and preparing a response. The Company is confident that it will able to provide a satisfactory response to all of the staff's questions and comments.

                    The Company regrets, however, that it will not be able to provide a suitable response within the five business-day period requested in your comment letter. The Company's response will be delayed due to the need to work with its legal counsel and former auditors before submitting a complete response.

                    The Company expects to submit its full response on or before June 30, 2010. If this time for response will not be acceptable or if there are any further communications on this review, please direct them to me. My telephone number is (616) 494-7645 and my email address is jswets@macatawabank.com.

Very truly yours,

/s/ Jon W. Swets

Jon W. Swets Chief Financial Officer

10753 Macatawa Drive, Holland, Michigan 49424     •     PO Box 3119, Holland, Michigan 49422-3119
Phone 616.820.1444     •     Fax 616.494.7644